UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market April | 2025

Azul Obtains Additional Funding from Existing Bondholders

São Paulo, April 30, 2025 - Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL) announces today that it has obtained from its existing bondholders approximately R$600 million in additional funding. This agreement strengthens Azul’s liquidity position after the debt conversion where 35% of the notes due in 2029 and 2030 were converted into preferred shares.

The BRL Denominated Secured Notes (the “Notes”) are issued by Azul Secured Finance II LLP and guaranteed by Azul and certain of its subsidiaries. The Notes are secured by certain credit and debit card receivables generated by our passenger airline business. The Notes have a maturity of six months and are prepayable in the event that Azul receives any public-backed financing. The issuance of the Notes did not require any amendment to, or waiver under, any of Azul’s existing secured notes and secured convertible debentures.

Azul continues to work with stakeholders to further strengthen its financial position. Azul will keep its shareholders and the general market updated in relation to any material developments related to the matters addressed in this Notice to the Market, in accordance with applicable regulations.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, Azul has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit https://ri.voeazul.com.br/en.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196 1035 imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 30, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer